March 23, 2022

VIA EDGAR

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems Inc.

Offering Statement on Form 1-A

File No. 024-11384

Dear Mr. Scott Anderegg:

This letter is submitted on behalf of Smart Rx Systems Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated March 15, 2022 with respect to the Issuer’s Offering Statement on Form 1-A filed with the Commission on December 15, 2020, as amended by Amendment No. 1 to the Offering Statement filed with the Commission on December 20, 2021 (the “First Amendment”) and Amendment No. 2 to the Offering to the Offering Statement, filed with the Commission on February 16, 2022 (the Second Amendment and collectively, the “Offering Statement”). This letter is being submitted contemporaneously with Amendment No. 3 to the Offering Statement on Form 1-A (the “Third Amendment”), containing changes made in response to the Staff’s comments to the Second Amendment. Certain capitalized terms set forth in this letter are used as defined in the Third Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the bullet paragraph in the Comment Letter, and is followed by the corresponding response of the Issuer.

1.	Please revise your captions and disclosures throughout the filing to remove all references to the fiscal period ending September 30, 2020 as being audited or a part of audited financial statements.

Issuer’s Response: The Issuer directs the staff to the revised disclosure throughout the Third Amendment removing all references to the fiscal period ending September 30, 2020 as being audited or a part of audited financial statements.

2.	We note your response to our prior comment 2. Please update this section of your most recently completed fiscal year December 31, 2021. Refer to Item 11 of Form 1-A.

Issuer’s Response: The Issuer directs the staff to the revised disclosure included on pages 60 through 61 of the Third Amendment related to the compensation of the Issuer’s executive officers and directors.

3.	Your response to comment 3 did not address our comment. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 or Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) if Part F/S of Form 1-A. Also, ask them to refer to the years then ended, rather than the year then ended, throughout their report.

Issuer’s Response: The Issuer directs the staff to the revised auditor’s report on page F-3 of the Third Amendment.

4.	Your response to comment 5 did not address our comment. Please explain your basis in GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.

Issuer’s Response: The Issuer directs the staff to the revised financial statements and notes thereto beginning on page F-1 of the Third Amendment.

5.	We read your response to comment 4. Please revise the balance sheet presented alongside the September 30, 2021 balance sheet in your interim financial statements to be as of December 30, 2020 and do not label it as audited. Also, revise to include a reconciliation of the changes in each caption of shareholders’ equity during the period ended September 30, 2020 with all significant reconciling items described by appropriate captions. Refer to paragraph (b)(5)(i) in Part F/S of Form 1-A.

Issuer’s Response: The Issuer directs the staff to the revised financial statements on beginning on page F-1 of the Third Amendment and particularly the revised balance sheet found on page F-28 of the Third Amendment.

6.	We reissue comment 6. In this regarding, we note disclosure throughout the filing that should be updated beyond the fiscal year ended December 31, 2020.

Issuer’s Response: The Issuer directs the staff to the revised disclosure throughout the Third Amendment to address comment 6.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Voekler
Thomas Voekler

cc:	Michael Beville (via electronic mail)